NEWS RELEASE
        Calgary, Alberta, Canada – October 2, 2007

PRECISION DRILLING TRUST
2007 THIRD QUARTER RESULTS CONFERENCE CALL AND WEBCAST

Precision Drilling Trust (“Precision”) intends to release its 2007 third quarter results at approximately 5:00 a.m. MT (7:00 a.m. ET) on Thursday, October 25, 2007 and has scheduled a conference call and webcast to begin promptly at 12:00 Noon MT (2:00 p.m. ET) on the same day.

The conference call dial in numbers are 1-877-461-2816 or 416-695-7848

A live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Centre”, then “Webcasts”.  Shortly after the live webcast, an archived version will be available for approximately 30 days.

An archived recording of the conference call will also be available approximately one hour after the completion of the call until November 1, 2007 by dialing 1-800-408-3053 or 416-695-5800, passcode 3237838#.

Precision is Canada’s largest energy services trust and the leading provider of energy services to the Canadian oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision Drilling Trust is listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information please contact Doug Strong, Chief Financial Officer of Precision Drilling Corporation, Administrator of Precision Drilling Trust, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone 403-716-4500, Fax 403-264-0251; website: www.precisiondrilling.com.

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com